Exhibit 99.1

CNH INDUSTRIAL N.V.

QUARTERLY REPORT FOR QUARTER

ENDED MARCH 31, 2015

TABLE OF CONTENTS

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2015 and December 31, 2014

	March 31, 2015	December 31, 2014
	(Unaudited)
($ million)
Cash and cash equivalents	$3,698	$5,163
Restricted cash	817	978
Trade receivables, net	782	1,054
Financing receivables, net	19,571	21,472
Inventories, net	7,105	7,008
Property, plant and equipment, net	6,188	6,865
Investments in unconsolidated subsidiaries and affiliates	563	605
Equipment under operating leases	1,584	1,518
Goodwill	2,473	2,484
Other intangible assets, net	808	850
Deferred tax assets	1,515	1,747
Derivative assets	314	205
Other assets	1,865	1,964
TOTAL ASSETS	$47,283	$51,913
Debt	$26,639	$29,594
Trade payables	5,512	5,982
Deferred tax liabilities	476	452
Pension, postretirement and other post-employment benefits	2,472	2,614
Derivative liabilities	337	235
Other liabilities	6,876	8,059
Total liabilities	$42,312	$46,936
Redeemable Noncontrolling interest	16	16
Common shares, € 0.01, par value; issued 1,360,490,438 common shares and 414,240,516 special voting shares at 03/31/2015; and issued 1,355,319,640 common shares and 415,399,503 special voting shares at 12/31/2014	25	25
Additional paid in capital	4,355	4,342
Retained earnings	2,305	2,291
Accumulated other comprehensive loss	(1,770)	(1,736)
Noncontrolling interests	40	39
Equity:	$4,955	$4,961
TOTAL EQUITY AND LIABILITIES	$47,283	$51,913

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three months Ended March 31, 2015 and 2014

(Unaudited)

	Three Months Ended March 31,
	2015	2014
	(in millions)
Revenues
Net sales	$5,625	$7,211
Finance and interest income	335	329
Total Revenues	$5,960	$7,540
Costs and Expenses
Cost of goods sold	$4,716	$5,877
Selling, general and administrative expenses	567	752
Research and development expenses	190	257
Restructuring expenses	12	12
Interest expense	284	311
Other, net	100	112
Total Costs and Expenses	$5,869	$7,321
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	91	219
Income taxes	77	143
Equity in income of unconsolidated subsidiaries and affiliates	9	25
Net Income	23	101
Net income attributable to noncontrolling interests	1	1
Net income attributable to CNH Industrial N.V.	$22	$100
Earnings per share attributable to common shareholders
Basic	0.02	0.07
Diluted	0.02	0.07

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

For the Three months Ended March 31, 2015 and 2014

(Unaudited)

	Three Months Ended March 31,
	2015	2014
	(in millions)
Net income	$23	$101
Other comprehensive income (loss), net of tax
Unrealized loss on cash flow hedges	(39)	(42)
Changes in retirement plans’ funded status	38	11
Foreign currency translation	(5)	55
Share of other comprehensive loss of entities using the equity method	(28)	(4)
Other comprehensive (loss) income, net of tax	(34)	20
Comprehensive (loss) income	(11)	121
Less: comprehensive income attributable to noncontrolling interests	1	1
Comprehensive (loss) income attributable to CNH Industrial N.V.	$(12)	$120

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three months Ended March 31, 2015 and 2014

(Unaudited)

	Three Months Ended March 31,
	2015	2014
	(in millions)
Operating activities:
Net income	$23	$101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	173	176
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	103	97
Loss from disposal of assets	3	2
Undistributed income of unconsolidated subsidiaries	19	30
Other non cash items	47	45
Changes in operating assets and liabilities:
Provisions	(75)	27
Deferred income taxes	81	30
Trade and financing receivables related to sales, net	276	(386)
Inventories, net	(746)	(1,105)
Trade payables	7	(559)
Other assets and liabilities	(532)	(362)
Net cash used in operating activities	(621)	(1,904)
Investing activities:
Additions to retail receivables	(1,360)	(1,466)
Collections of retail receivables	1,814	1,700
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	—	2
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	162	128
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and assets sold under buy-back commitments	(88)	(152)
Expenditures for assets under operating leases and assets sold under buy- back commitments	(363)	(318)
Other	429	95
Net cash provided by (used in) investing activities	594	(11)
Financing activities:
Proceeds from long-term debt	2,387	5,266
Payments of long-term debt	(3,889)	(3,556)
Net increase (decrease) in other financial liabilities	469	(360)
Dividends paid	—	(3)
Other	2	4
Net cash (used in) provided by financing activities	(1,031)	1,351
Effect of foreign exchange rate changes on cash and cash equivalents	(407)	25
Decrease in cash and cash equivalents	(1,465)	(539)
Cash and cash equivalents, beginning of year	5,163	5,567
Cash and cash equivalents, end of period	$3,698	$5,028

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three months Ended March 31, 2015 and 2014

(Unaudited)

	Common shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, December 31, 2013	$25	$4,283	$1,966	$(1,373)	$54	$4,955	$12
Net income	—	—	100	—	—	100	1
Other comprehensive income, net of tax	—	—	—	20	—	20	—
Dividend paid	—	—	—	—	(1)	(1)	(2)
Capital increase	—	4	—	—	—	4	—
Share-based compensation expense	—	5	—	—	—	5	—
Other changes	—	—	(2)	—	—	(2)	—
Balance, March 31, 2014	$25	$4,292	$2,064	$(1,353)	$53	$5,081	$11

Balance, December 31, 2014	$25	$4,342	$2,291	$(1,736)	$39	$4,961	$16
Net income	—	—	22	—	1	23	—
Other comprehensive loss, net of tax	—	—	—	(34)	—	(34)	—
Capital increase	—	1	—	—	1	2	—
Share-based compensation expense	—	12	—	—	—	12	—
Other changes	—	—	(8)	—	(1)	(9)	—
Balance, March 31, 2015	$25	$4,355	$2,305	$(1,770)	$40	$4,955	$16

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. BASIS OF PRESENTATION

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, The Netherlands, and has its corporate office in Basildon, United Kingdom. The Company was formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been prepared by the Company, without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F filed for the year ended December 31, 2014 with the SEC. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA— member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

2. NEW ACCOUNTING PRONOUNCEMENTS

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU No. 2015-03”). This standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. It is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its condensed consolidated financial statements.

3. HIGHLY INFLATIONARY ACCOUNTING FOR VENEZUELA OPERATIONS

Based on changes to the way Venezuela’s exchange rate mechanism operates, in 2014 CNH Industrial changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). As a result, in the first quarter of 2014 CNH Industrial recorded a pre-tax re-measurement charge of $64 million. The SICAD exchange rate which CNH Industrial used at March 31, 2015 is 12.0 Bs.F. to the U.S. dollar, the same used at December 31, 2014. At March 31, 2015, the Venezuelan subsidiary had net monetary assets of $148 million, including $132 million of cash and cash equivalents.

During the first quarter of 2015, the Venezuelan government introduced a new market-based exchange system, referred to as Marginal Currency System (or the “SIMADI” rate), an open system of supply and demand limited by certain government mandated restrictions, resulting in the elimination of the SICAD II rate. At March 31, 2015, the SIMADI closed at 192.95 Bs.F. to the U.S. dollar.

The operating environment in Venezuela continues to be challenging, reflecting economic uncertainty and the CNH Industrial’s limited ability to convert Bs.F. to U.S. dollars. Various restrictions on CNH Industrial’s ability to manage its operations, including restrictions on the distribution of foreign exchange by the authorities, have affected CNH Industrial’s Venezuelan operation’s ability to pay obligations denominated in U.S. dollars, thereby restricting CNH Industrial’s ability to benefit from its investment in this operation. CNH Industrial will continue to monitor the appropriate rate to be used for re-measuring its net monetary assets, as well as the currency exchange regulations and other factors to assess whether its ability to control and benefit from its Venezuelan operations has been adversely affected. As the SICAD rate is based on periodic auctions, there may be significant changes to the exchange rate in future quarters, as well as other related developments in Venezuela, which may impact CNH Industrial’s consolidated financial statements.

4. VARIABLE INTEREST ENTITIES

The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables”.

The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table include third party liabilities of the consolidated VIEs, for which creditors do not have recourse to the general credit of the Company.

	March 31, 2015	December 31, 2014
	(in millions)
Restricted cash	$807	$971
Financing receivables	11,145	11,563
Equipment on operating leases, net	67	83
Total Assets	$12,019	$12,617
Debt	$11,351	$11,962
Total Liabilities	$11,351	$11,962

5. EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended March 31,
	2015	2014
Basic:
Net income attributable to CNH Industrial	$22	$100
Weighted average common shares outstanding—basic	1,359	1,353
Basic earnings per share	$0.02	$0.07
Diluted:
Net income attributable to CNH Industrial	$22	$100
Weighted average common shares outstanding—basic	1,359	1,353
Effect of dilutive securities (when dilutive):
Stock Compensation Plans	3	6
Weighted average common shares outstanding—diluted	1,362	1,359
Diluted earnings per share	$0.02	$0.07

(A)

0.5 million Restricted Share Units and nil shares for the three months ended March 31, 2015 and 2014 were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three months ended March 31, 2015 and 2014 (in millions):

	Pension		Healthcare		Other
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2015	2014	2015	2014	2015	2014
	(in millions)
Service cost	$8	$7	$2	$2	$4	$4
Interest cost	28	34	12	13	1	4
Expected return on assets	(35)	(38)	(2)	(1)	—	—
Amortization of:
Prior service credit	—	—	(3)	(3)	—	—
Actuarial loss	21	16	7	1	—	—
Net periodic benefit cost	$22	$19	$16	$12	$5	$8

7. INCOME TAXES

The effective tax rate for the three months ended March 31, 2015 was 84.6% compared to 65.3% for the three months ended March 31, 2014. The higher effective tax rate during the three months ended March 31, 2015 is mainly due to not recording deferred tax assets on losses in certain jurisdictions.

8. SEGMENT INFORMATION

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

CNH Industrial has the following five operating segments:

Agricultural Equipment which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe.  Subsequent to the acquisition of substantially all of the assets of Miller in November 2014, certain products are also sold under the Miller brand, primarily in North America.

Construction Equipment which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands.

Commercial Vehicles which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through Iveco Astra, firefighting vehicles through the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand.

Financial Services which offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

Historically and through 2014, the CODM assessed the performance of the operating segments mainly on the basis of trading profit/(loss), earned by those segments, prepared in accordance with IFRS. Trading profit was defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, and noncontrolling interests. Due to the Company’s transition to reporting under U.S. GAAP during 2014, CODM began reviewing the performance of operating segments using also operating profit calculated using U.S. GAAP. Starting from 2015, CODM began reviewing the performance of operating segments using only Operating Profit of Industrial Activities calculated using U.S. GAAP. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Prior year segment data has been recast to conform to the current year’s presentation.

A reconciliation from consolidated operating profit to income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months ended March 31, 2015 and 2014 is provided below (in millions).

	Three Months Ended March 31,
	2015	2014
	(in millions)
Operating profit	$284	$466
Adjustments/reclassifications to convert from operating profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries:
Restructuring expenses	(12)	(12)
Interest expenses of Industrial Activities, net of interest income and eliminations	(106)	(141)
Other, net	(75)	(94)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$91	$219

Segment Information

The following summarizes operating profit by reportable segment (in millions):

	Three Months Ended March 31,
	2015	2014
	(in millions)
Agricultural Equipment	$204	$464
Construction Equipment	-	3
Commercial Vehicles	1	(70)
Powertrain	36	34
Eliminations and other	(18)	(19)
Total Operating profit of Industrial Activities	$223	$412
Financial Services	129	134
Eliminations and other	(68)	(80)
Operating profit	$284	$466

A summary of additional reportable segment information for the three months ended March 31, 2015 and 2014 is as follows (in millions):

	Three Months Ended March 31,
	2015	2014
	(in millions)
Revenues:
Agricultural Equipment	$2,577	$3,706
Construction Equipment	602	774
Commercial Vehicles	2,037	2,308
Powertrain	901	1,201
Eliminations and other	(492)	(776)
Net sales of Industrial Activities	5,625	7,213
Financial Services	413	440
Eliminations and other	(78)	(113)
Total Revenues	$5,960	$7,540

9. RECEIVABLES

Financing Receivables, net

A summary of financing receivables as of March 31, 2015 and December 31, 2014 is as follows:

	March 31, 2015	December 31, 2014
	(in millions)
Retail	$10,910	$11,978
Wholesale	8,611	9,400
Other	50	94
	$19,571	$21,472

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of financing receivables as of March 31, 2015 and December 31, 2014 is as follows (in millions):

	March 31, 2015
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$18	$—	$—	$18	$8,215	$8,233	$21	$8,254
EMEA	12	10	—	22	609	631	—	631
LATAM	—	—	—	—	1,532	1,532	41	1,573
APAC	3	2	1	6	445	451	1	452
Total Retail	$33	$12	$1	$46	$10,801	$10,847	$63	$10,910
Wholesale
NAFTA	$2	$—	$—	$2	$4,040	$4,042	$45	$4,087
EMEA	48	1	—	49	3,392	3,441	—	3,441
LATAM	6	—	—	6	652	658	—	658
APAC	44	1	31	76	307	383	42	425
Total Wholesale	$100	$2	$31	$133	$8,391	$8,524	$87	$8,611

	December 31, 2014
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total
Retail
NAFTA	$31	$2	$—	$33	$8,596	$8,629	$10	$8,639
EMEA	14	8	—	22	881	903	58	961
LATAM	3	—	—	3	1,762	1,765	37	1,802
APAC	2	—	2	4	572	576	—	576
Total Retail	$50	$10	$2	$62	$11,811	$11,873	$105	$11,978
Wholesale
NAFTA	$1	$—	$—	$1	$4,079	$4,080	$52	$4,132
EMEA	72	4	—	76	3,874	3,950	6	3,956
LATAM	1	—	—	1	861	862	—	862
APAC	16	3	30	49	372	421	29	450
Total Wholesale	$90	$7	$30	$127	$9,186	$9,313	$87	$9,400

Allowance for credit losses activity for the three months ended March 31, 2015 and 2014 is as follows:

	March 31, 2015
	Retail	Wholesale	Other	Total
Opening Balance	$468	$182	$—	$650
Provision	13	11	—	24
Charge-offs, net of recoveries	(12)	(2)	—	(14)
Foreign Currency Translation and Other	(49)	(19)	—	(68)
Ending Balance	420	172	—	592
Ending Balance: Individually Evaluated for Impairment	207	113	—	320
Ending Balance: Collectively Evaluated for Impairment	213	59	—	272
Receivables:
Ending Balance	10,910	8,611	50	19,571
Ending Balance: Individually Evaluated for Impairment	447	714	—	1,161
Ending Balance: Collectively Evaluated for Impairment	$10,463	$7,897	$50	$18,410

	March 31, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$613	$112	$1	$726
Provision	20	2	1	23
Charge-offs, net of recoveries	(23)	(9)	(1)	(33)
Foreign Currency Translation and Other	(64)	48	6	(10)
Ending Balance	546	153	7	706
Ending Balance: Individually Evaluated for Impairment	288	121	—	409
Ending Balance: Collectively Evaluated for Impairment	258	32	7	297
Receivables:
Ending Balance	12,485	9,522	141	22,148
Ending Balance: Individually Evaluated for Impairment	546	707	—	1,253
Ending Balance: Collectively Evaluated for Impairment	$11,939	$8,815	$141	$20,895

Allowance for credit losses activity for the year ended December 31, 2014 is as follows:

	December 31, 2014
	Retail	Wholesale	Other	Total
Opening Balance	$613	$112	$1	$726
Provision	86	71	2	159
Charge-offs, net of recoveries	(135)	(24)	(2)	(161)
Foreign Currency Translation and Other	(96)	23	(1)	(74)
Ending Balance	468	182	—	650
Ending Balance: Individually Evaluated for Impairment	233	115	—	348
Ending Balance: Collectively Evaluated for Impairment	235	67	—	302
Receivables:
Ending Balance	11,978	9,400	94	21,472
Ending Balance: Individually Evaluated for Impairment	484	758	—	1,242
Ending Balance: Collectively Evaluated for Impairment	$11,494	$8,642	$94	$20,230

Financing receivables are considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, or have provided bankruptcy notification, or require significant collection efforts. Receivables, which are impaired, are generally classified as non-performing.

	March 31, 2015				December 31, 2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With no related allowance
Retail
NAFTA	$25	$25	$—	$25	$24	$24	$—	$22
EMEA	$73	$73	$—	$71	$91	$91	$—	$95
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
Wholesale
NAFTA	$6	$5	$—	$6	$12	$12	$—	$21
EMEA	$31	$31	$—	$37	$35	$35	$—	$39
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$37	$36	$13	$38	$33	$32	$13	$34
EMEA	$293	$293	$189	$302	$311	$311	$212	$312
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$19	$19	$5	$19	$25	$25	$8	$26
Wholesale
NAFTA	$48	$48	$3	$51	$60	$60	$3	$63
EMEA	$593	$593	$98	$679	$608	$608	$98	$708
LATAM	$20	$17	$6	$16	$25	$20	$8	$20
APAC	$16	$16	$6	$16	$18	$18	$6	$13
Total
Retail	$447	$446	$207	$455	$484	$483	$233	$489
Wholesale	$714	$710	$113	$805	$758	$753	$115	$864

Troubled Debt Restructurings

A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when the lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third party guarantees.

Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations under the loans based on a credit review, the TDR classification is not removed from the receivable.

As of March 31, 2015, the Company had approximately 630 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $17 million and the post-modification value was $15 million. The court has determined the concession in 385 of these cases. The pre-modification value of these contracts was $7 million and the post-modification value was $6 million. As of March 31, 2014, the Company had approximately 770 retail and finance lease receivable contracts classified as TDRs in NAFTA, of which the pre-modification value was $18 million and the post-modification value was $16 million. The court has determined the concession in 499 of these cases. The pre-modification value of these contracts was $9 million and the post-modification value was $7 million. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended March 31, 2015 and 2014.

As of March 31, 2015 and 2014, the Company had approximately $85 million and $192 million, respectively, in retail and finance lease receivable contracts classified as TDRs in EMEA. The primary concessions were skip payments and extended contract maturities and, as such, the post-modification value approximate the pre-modification value. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended March 31, 2015 and 2014.

As of March 31, 2015 and 2014, the Company had approximately $43 million and $78 million, respectively, in retail and finance lease contracts classified as TDRs in LATAM. The concessions granted on these receivables were primarily skip payments and extensions of contract maturities. Subsequent re-defaulted were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended March 31, 2015 and 2014.

As of March 31, 2015 and 2014, the Company’s wholesale TDR agreements were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financial receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.

These trusts were determined to be VIEs and, consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and recognizes a financial liability of the same amount under asset-backed financing.

At March 31, 2015 and December 31, 2014, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	March 31, 2015	December 31, 2014
Retail note and finance lease receivables	$8,418	$8,718
Wholesale receivables	5,465	6,005
Total	$13,883	$14,723

At December 31, 2014, the Company had $116 million of VAT receivables included in Other Assets that were used as collateral in certain borrowings. These VAT receivables no longer existed as of March 31, 2015.

10. INVENTORIES

Inventories as of March 31, 2015 and December 31, 2014 consist of the following (in millions):

	March 31, 2015	December 31, 2014
	(in millions)
Raw materials	$1,543	$1,672
Work-in-process	1,002	552
Finished goods	4,560	4,784
Total inventories	$7,105	$7,008

11. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

A summary of investments in unconsolidated subsidiaries and affiliates as of March 31, 2015 and December 31, 2014 is as follows:

	March 31, 2015	December 31, 2014
	(in millions)
Equity method	$555	$593
Cost method	8	12
Total	$563	$605

12. GOODWILL AND OTHER INTANGIBLES

Changes in the carrying amount of goodwill for the three months ended March 31, 2015 are as follows (in millions):

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at December 31, 2014	$1,662	$595	$61	$5	$161	$2,484
Impact of foreign exchange	(9)	(3)	8	—	(7)	(11)
Balance at March 31, 2015	$1,653	$592	$69	$5	$154	$2,473

As of March 31, 2015 and December 31, 2014, the Company’s other intangible assets and related accumulated amortization consisted of the following:

	March 31, 2015				December 31, 2014
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Dealer Networks	15	$287	$134	$153	$285	$131	$154
Patents, concessions and licenses and other	5-25	1,608	1,229	379	1,701	1,281	420
		1,895	1,363	532	1,986	1,412	574
Other intangible assets not subject to amortization:
Trademarks		276	—	276	276	—	276
Total other intangible assets		$2,171	$1,363	$808	$2,262	$1,412	$850

CNH Industrial recorded amortization expense of $24 million and $27 million for the three months ended March 31, 2015 and 2014, respectively.

13. OTHER LIABILITIES

A summary of other liabilities as of March 31, 2015 and December 31, 2014 is as follows:

	March 31, 2015	December 31, 2014
	(in millions)
Advances on buy-back agreements	$1,567	$1,962
Warranty and campaign programs	919	1,020
Marketing and sales incentive programs	1,250	1,413
Tax payables	613	680
Accrued expenses and Deferred income	548	731
Accrued employee benefits	618	669
Legal reserves and other provisions	392	410
Contract reserve	373	390
Restructuring reserve	51	95
Other	545	689
Total	$6,876	$8,059

Warranty and Campaign Program

CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three months ended March 31, 2015 and 2014 for the basic warranty and accruals for campaign programs are as follows:

	2015	2014
	(in millions)
Balance at January 1	$1,020	$1,111
Current year additions	154	178
Claims paid	(157)	(192)
Currency translation adjustment and other	(98)	(1)
Balance at March 31	$919	$1,096
Restructuring Provision

The Company incurred restructuring expenses of $12 million during the three months ended March 31, 2015 and 2014.  The costs in 2015 were primarily attributable to actions within Agricultural Equipment and Commercial Vehicles related to the Company’s Efficiency Program announced in 2014.

14. COMMITMENTS AND CONTINGENCIES

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. The most significant of these matters are described below.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against our earnings and included in “Other liabilities” on the condensed consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 64 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 58 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved; it has not been named as a potentially responsible party (“PRP”); or its liability is likely de minimis.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 64 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or which are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position or results of operations.

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.

Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time which could exceed 30 years for some sites. As of March 31, 2015 and December 31, 2014, environmental reserves of approximately $38 were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Other Litigation and Investigation

Ligon: In this action alleging breach of contract and fraud following CNH America’s (now known as CNH Industrial America LLC) decision to change its supplier of hydraulic cylinders, Ligon and HTI sought damages related to unused inventory they claim HTI manufactured in reliance on CNH America’s planning numbers, alleged lost profits, equipment and improvement costs and punitive damages. Following trial in December 2011, the jury returned its verdict on December 16, 2011, finding in CNH America’s favor on HTI’s contract claim, and in plaintiffs’ favor on the fraudulent suppression claim. The jury awarded plaintiffs $3.8 million in compensatory damages and $7.6 million in punitive damages. CNH America appealed the case to the Alabama Supreme Court. On November 8, 2013, the Alabama Supreme Court, in a 6-2 decision, affirmed the jury award of compensatory and punitive damages. Following an agreement between plaintiffs and CNH America as to the verdict, interest and court-awarded costs, CNH America paid plaintiffs $12.8 million on January 7, 2014. The amount was accrued for in “Other liabilities” at December 31, 2013. The judgment was marked in the trial court record as having been satisfied and the matter is closed.

European Commission anti-competition investigation: Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of trucks and commercial vehicles in the European Union in relation to alleged anti-competitive behavior.

On November 20, 2014, Iveco received a Statement of Objections from the European Commission alleging that Iveco and other companies in the heavy and medium truck industry had breached EU antitrust rules. The Commission indicated that it would seek to impose significant fines on the manufacturers. The Statement of Objections is a formal step in the Commission’s investigative process and details the Commission’s preliminary view of the conduct of the companies involved.

The Statement of Objections is not a final decision and, as such, it does not prejudice the final outcome of the proceedings. Under the applicable procedural rules, the Commission will review the manufacturers’ responses before issuing a decision and any decision would be subject to further appeals.

Iveco is evaluating the Statement of Objections and the documents on the Commission’s case file, and intends to issue its response to the Commission in due course and to avail itself of any opportunity allowed by the procedure to clarify its position in this matter. Given the numerous uncertainties in the next stages of the investigation, the Company is unable to predict the outcome or to estimate the potential fine at this time.

Guarantees

At March 31, 2015 and December 31, 2014, CNH Industrial has provided guarantees of $352 million and $383 million, respectively, on the debt or commitments of third parties or non-consolidated affiliates. These guarantees consist of loan guarantees on behalf of certain dealers by Agricultural Equipment and Construction Equipment and performance guarantees on behalf of a joint venture by Commercial Vehicles.

Other Contingencies

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial. As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (“the Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At March 31, 2015, the outstanding Liabilities amount to approximately $1.4 billion (of which $1.1 billion consists of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

15. FINANCIAL INSTRUMENTS

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will make use of observable market based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models, as well as any significant assumptions.

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the statements of condensed consolidated cash flows.

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in non-functional currencies. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases and sales. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 17 months and the after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $(95) million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.5 billion and $8.6 billion at March 31, 2015 and December 31, 2014, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated in cash flow hedging relationships are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the condensed consolidated statements of operations and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 55 months. The after-tax losses deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $(4) million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three months ended March 31, 2015 and 2014, respectively.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three months ended March 31, 2015 and 2014, respectively.

All of CNH Industrial’s interest rate derivatives outstanding as of March 31, 2015 and December 31, 2014 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.2 billion and $5.6 billion at March 31, 2015 and December 31, 2014, respectively.

Financial Statement impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives as of March 31, 2015 and December 31, 2014 in the condensed consolidated balance sheets are recorded as follows:

	March 31, 2015	December 31, 2014
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$119	$75
Interest rate derivatives:	56	37
Total assets	$175	$112
Liabilities
Foreign exchange contracts:	$(261)	$(178)
Interest rate derivatives:	(13)	(12)
Total liabilities	$(274)	$(190)
Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$134	$86
Interest rate derivatives:	5	7
Total assets	$139	$93
Liabilities
Foreign exchange contracts:	$(58)	$(37)
Interest rate derivatives:	(5)	(8)
Total liabilities	$(63)	$(45)

Pre-tax gains (losses) on the condensed consolidated statements of operations related to CNH Industrial’s derivatives for the three months ended March 31, 2015 and 2014 are recorded in the following accounts:

	Three Months Ended March 31,
	2015	2014
	(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$4	$10
Gains/(losses) on hedged items—Interest expense	(4)	(10)
Cash Flow Hedges
Recognized in accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—accumulated other comprehensive income	$(119)	$(41)
Interest rate derivatives—accumulated other comprehensive income	$(4)	$3
Reclassified from accumulated other comprehensive income (Effective Portion):
Foreign exchange contracts—Net sales	$(4)	$4
Foreign exchange contracts—Cost of goods sold	(51)	13
Foreign exchange contracts—Other, net	(26)	—
Interest rate derivatives—Interest expense	(3)	7
Not Designated as Hedges
Foreign exchange contracts—Other, net	$20	$3

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2015 and December 31, 2014:

	Level 1		Level 2		Total
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$253	$161	$253	$161
Interest rate derivatives	—	—	61	44	61	44
Available for sale securities	1	1	—	—	1	1
Total assets	$1	$1	$314	$205	$315	$206
Liabilities
Foreign exchange derivatives	$—	$—	$(319)	$(215)	$(319)	$(215)
Interest rate derivatives	—	—	(18)	(20)	(18)	(20)
Total liabilities	$—	$—	$(337)	$(235)	$(337)	$(235)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates their fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$19,571	$19,383	$21,472	$21,427
Debt	$26,639	$27,123	$29,594	$29,883

Financing receivables

The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.

Debt

All debt is classified as a Level 2 fair value measurement, with the exception of bonds issued by CNH Industrial Finance Europe S.A. which are classified as a Level 1 fair value measurement.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income of entities accounted for using the equity method, and reclassifications for amounts included in net income less net income and other comprehensive income attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 15: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following:

Three Months ended March 31, 2015	Gross Amount	Income Taxes	Net Amount
Unrealized loss on cash flow hedges	$(39)	$—	$(39)
Changes in retirement plans’ funded status	44	(6)	38
Foreign currency translation	(5)	—	(5)
Share of other comprehensive loss of entities using the equity method	(28)	—	(28)
Other comprehensive loss	$(28)	$(6)	$(34)

Three Months ended March 31, 2014	Gross Amount	Income Taxes	Net Amount
Unrealized loss on cash flow hedges	$(62)	$20	$(42)
Changes in retirement plans’ funded status	14	(3)	11
Foreign currency translation	55	—	55
Share of other comprehensive loss of entities using the equity method	(4)	—	(4)
Other comprehensive income	$3	$17	$20

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following:

	Unrealized gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income of Entities Using the Equity Method	Total
Balance, December 31, 2013	49	(826)	(574)	(22)	(1,373)
Other comprehensive income (loss), before reclassifications	(26)	—	55	(4)	25
Amounts reclassified from other comprehensive income (loss)	(16)	11	—	—	(5)
Other comprehensive income (loss)¹	(42)	11	55	(4)	20
Balance, March 31, 2014	7	(815)	(519)	(26)	(1,353)

Balance, December 31, 2014	(117)	(1,105)	(448)	(66)	(1,736)
Other comprehensive income (loss), before reclassifications	(100)	16	(5)	(28)	(117)
Amounts reclassified from other comprehensive income (loss)	61	22	—	—	83
Other comprehensive income (loss)	(39)	38	(5)	(28)	(34)
Balance, March 31, 2015	$(156)	$(1,067)	$(453)	$(94)	$(1,770)

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three months ended March 31, 2015 and 2014 consisted of the following:

	Amount reclassified from other comprehensive income (loss)		Consolidated Statement of Operations line
	Three Months Ended March 31,
	2015	2014
		(in millions)
Cash flow hedges	$4	$(4)	Net sales
	51	(13)	Cost of goods sold
	26	—	Other, net
	3	(7)	Interest expense
	(23)	8	Income taxes
	$61	$(16)
Change in retirement plans’ funded status:
Amortization of actuarial losses	$28	$17	*
Amortization of prior service cost	(3)	(3)	*
	(3)	(3)	Income taxes
	$22	$11
Total reclassifications, net of tax	$83	$(5)
*	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.

17. RELATED PARTY INFORMATION

CNH Industrial’s related parties are primarily Exor S.p.A. and the companies that Exor controls or has significant influence over, including Fiat Chrysler Autombiles N.V. and its subsidiaries and affiliates (“FCA” or the “FCA Group”). As of March 31, 2015, Exor S.p.A. held 41.35% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2015. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates which CNH Industrial has a significant influence over or jointly controls.

For material related party transactions involving the purchase of goods and services, CNH Industrial generally solicits and evaluates bid proposals prior to entering into any such transactions. The Company’s Audit Committee conducts a review to determine that all significant related party transactions are on what the Audit Committee has determined to be arm’s-length terms.

Transactions with the FCA Group and Exor

In connection with the Demerger, Fiat and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Companies of the FCA Group provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, research and development, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters.

During 2012, CNH Industrial America, LLC pre-merger entered into a lease agreement with Chrysler Group LLC in which the Company leases an aircraft to Chrysler Group LLC with an initial term of two years and annual rent of approximately $1.3 million.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, the FCA Group companies.

These transactions with the FCA Group are reflected in the Company’s condensed consolidated statements of operations as follows:

	Three Months Ended March 31,
	2015	2014
	(in millions)
Net sales	$202	$247
Cost of goods sold	$119	$120
Selling, general and administrative expenses	$39	$52

	March 31, 2015	December 31, 2015
	(in millions)
Trade receivables	$24	$27
Trade payables	$159	$139

Exor is a major investment holding company in Europe. Among other things, Exor manages a portfolio that includes investments in FCA and Cushman & Wakefield, Inc. CNH Industrial purchases real estate services from Cushman & Wakefield. The related transaction amounts were insignificant for the three months ended March 31, 2015 and 2014.

Transactions with the unconsolidated subsidiaries and affiliates

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as Iveco Oto Melara Societa consortile ARL, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended March 31,
	2015	2014
	(in millions)
Net sales	$198	$208
Cost of goods sold	$95	$124

	March 31, 2015	December 31, 2015
	(in millions)
Trade receivables	$131	$155
Trade payables	$123	$144

At March 31, 2015 and December 31, 2014, CNH Industrial had pledged guarantees on commitments of its joint venture for an amount of $242 million and $277 million, respectively, mainly related to Iveco—Oto Melara Società consortile  ARL.

18. SUPPLEMENTAL INFORMATION

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. For example, Industrial Activities presents the cost of “interest free” periods for wholesale receivables as Interest Compensation to Financial Services, and not as a reduction of sales in their statements of operations. This supplemental data is as follows:

Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services business. Financial Services business has been included using the equity method of accounting whereby the net income and net assets of Financial Services business are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.

Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

	Statement of Operations
	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
	2015	2014	2015	2014
	(in millions, except share data)
Revenues
Net sales	$5,625	$7,213	$—	$—
Finance and interest income	71	60	413	440
Total Revenues	$5,696	$7,273	$413	$440
Costs and Expenses
Cost of goods sold	$4,716	$5,879	$—	$—
Selling, general and administrative expenses	496	665	71	87
Research and development expenses	190	257	—	—
Restructuring expenses	12	12	—	—
Interest expense	174	195	156	172
Interest compensation to Financial Services	71	86	—	—
Other, net	73	89	59	52
Total Costs and Expenses	5,732	7,183	286	311
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(36)	90	127	129
Income taxes	30	95	47	48
Equity income of unconsolidated subsidiaries and affiliates	4	21	5	4
Results from intersegment investments	85	85	—	1
Net Income	$23	$101	$85	$86

	Balance Sheets
	Industrial Activities		Financial Services
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
	(in millions, except share data)
ASSETS
Cash and cash equivalents	$2,730	$4,122	$968	$1,041
Restricted cash	2	1	815	977
Trade receivables	771	1,025	50	92
Financing receivables	3,367	4,767	20,279	22,717
Inventories, net	6,939	6,845	166	163
Property, plant and equipment, net	6,186	6,862	2	3
Investments in unconsolidated subsidiaries and affiliates	2,807	3,063	123	136
Equipment under operating leases	11	20	1,573	1,498
Goodwill	2,318	2,324	155	160
Other Intangible assets, net	789	828	19	22
Deferred tax assets	1,305	1,508	210	239
Derivative assets	307	198	10	9
Other assets	1,533	1,502	752	781
TOTAL ASSETS	$29,065	$33,065	$25,122	$27,838
LIABILITIES AND EQUITY
Debt	$9,099	$11,520	$21,615	$24,086
Trade payables	5,385	5,850	173	197
Deferred tax liabilities	187	202	289	250
Pension, postretirement and other post employment benefits	2,453	2,594	19	20
Derivative liability	323	221	17	16
Other liabilities	6,647	7,701	640	675
TOTAL LIABILITIES	$24,094	$28,088	$22,753	$25,244
Equity	4,955	4,961	2,369	2,594
Redeemable noncontrolling interest	16	16	—	—
TOTAL EQUITY AND LIABILITIES	$29,065	$33,065	$25,122	$27,838

	Cash Flow Statements
	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
	2015	2014	2015	2014
	(in millions)
Operating activities:
Net income	$23	$101	$85	$86
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	172	175	1	1
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	56	63	47	34
Loss from disposal of assets	1	2	2	—
Undistributed income of unconsolidated subsidiaries	(25)	40	(6)	(6)
Other non cash items	22	13	25	32
Changes in operating assets and liabilities:
Provisions	(77)	8	2	19
Deferred income taxes	38	8	43	22
Trade and financing receivables related to sales, net	178	50	115	(441)
Inventories, net	(738)	(1,125)	(8)	20
Trade payables	6	(473)	(16)	(78)
Other assets and liabilities	(490)	(431)	(42)	66
Net cash provided by (used in) operating activities	(834)	(1,569)	248	(245)
Investing activities:
Additions to retail receivables	—	—	(1,360)	(1,466)
Collections of retail receivables	—	—	1,814	1,700
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	—	2	—	—
Proceeds from sale of assets under operating leases and assets sold under buy-back commitments	60	58	102	70
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and sold under buy-back commitments	(88)	(142)	—	(10)
Expenditures for assets under operating lease and assets sold under buy-back commitments	(117)	(163)	(246)	(155)
Other	905	698	(416)	(603)
Net cash (used in) provided by investing activities	760	453	(106)	(464)
Financing activities:
Proceeds from long-term debt	155	1,795	2,232	3,471
Payments of long-term debt	(1,456)	(361)	(2,433)	(3,195)
Net increase (decrease) in other financial liabilities	279	(102)	190	(258)
Dividends paid	-	(3)	(35)	(90)
Other	2	4	(60)	-
Net cash (used in) provided by financing activities	(1,020)	1,333	(106)	(72)
Effect of foreign exchange rate changes on cash and cash equivalents	(298)	18	(109)	7
Increase (decrease) in cash and cash equivalents	(1,392)	235	(73)	(774)
Cash and cash equivalents, beginning of year	4,122	4,010	1,041	1,557
Cash and cash equivalents, end of period	$2,730	$4,245	$968	$783

19. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

CNH Industrial and certain 100% owned subsidiaries of CNH Industrial (the “Guarantor Subsidiaries”) guarantee the 7.875% Senior Notes issued by Case New Holland Industrial Inc. (formerly known as Case New Holland Inc.) in 2010. As the guarantees are fully unconditional, irrevocable and joint and several with all other guarantees and as the Guarantor Subsidiaries are all 100% owned by CNH Industrial, the Company has included the following condensed consolidating financial information as of March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Subsidiaries, except for the portion related to Financial Services which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Subsidiaries and All Other Subsidiaries.

In an effort to reduce the complexity of the Company’s legal structure and as a part of the Company’s tax planning strategies, CNH Industrial has actively eliminated and transferred legal entities. During the three months ended June 30, 2014, the parent company acquired the assets and operations of a subsidiary related to Agricultural Equipment and Construction Equipment. For comparative purposes, results of prior periods have been restated to include the results and financial position of the subsidiary with the parent entity. These transactions between entities under common control are accounted for at historical cost in accordance with existing accounting guidance. As a consequence, any material future transactions related to CNH Industrial’s legal entity rationalization activities and tax planning strategies may result in a retroactive restatement of the information contained in this note as these transactions are completed.

	Condensed Statements of Operations For the Three Months Ended March 31, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$373	$3	$2,290	$4,540	$(1,246)	$5,960
Cost and Expenses:
Cost of goods sold	315	—	1,885	3,495	(979)	4,716
Selling, general and administrative expenses	29	—	117	421	—	567
Research and development expenses	3	—	70	117	—	190
Restructuring expenses	—	—	3	9	—	12
Interest expense	45	61	36	363	(221)	284
Interest compensation to Financial Services	2	—	44	—	(46)	—
Other, net	14	(4)	39	51	—	100
	408	57	2,194	4,456	(1,246)	5,869
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(35)	(54)	96	84	—	91
Income taxes	2	(21)	29	67	—	77
Equity in income (loss) of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	59	57	79	41	(227)	9
Net income (loss)	22	24	146	58	(227)	23
Net income attributable to noncontrolling interests	—	—	—	1	—	1
Net income (loss) attributable to owners of the parent	$22	$24	$146	$57	$(227)	$22

	Condensed Statements of Comprehensive Income For the Three Months Ended March 31, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$(12)	$24	$(28)	$(269)	$274	$(11)
Comprehensive income attributable to noncontrolling interests	—	—	—	1	—	1
Comprehensive income (loss) attributable to parent	$(12)	$24	$(28)	$(270)	$274	$(12)

	Condensed Balance Sheets As of March 31, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$19	$—	$59	$3,620	$—	$3,698
Deposits in subsidiaries’ cash management pools	226	—	4,005	—	(4,231)	-
Receivables	535	922	5,161	29,970	(16,235)	20,353
Inventories, net	198	—	1,918	4,989	—	7,105
Property, plant and equipment, net	68	—	1,149	4,971	—	6,188
Equipment on operating leases	—	—	—	1,584	—	1,584
Investments in unconsolidated subsidiaries and affiliates	253	—	1	309	—	563
Investments in consolidated subsidiaries	10,316	6,866	1,983	862	(20,027)	-
Goodwill and intangibles	44	—	2,798	439	—	3,281
Other	284	11	717	4,743	(1,244)	4,511
Total Assets	$11,943	$7,799	$17,791	$51,487	$(41,737)	$47,283
Liabilities and equity:
Debt	$4,956	$4,987	$3,284	$31,073	$(17,661)	$26,639
Trade payables	277	2	2,098	5,494	(2,359)	5,512
Other liabilities	1,795	(40)	3,169	6,943	(1,690)	10,177
Total equity	4,915	2,850	9,240	7,977	(20,027)	4,955
Total Equity and Liabilities	$11,943	$7,799	$17,791	$51,487	$(41,737)	$47,283

	Condensed Statements of Cash Flow For the Three Months Ended March 31, 2015
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income	$22	$24	$146	$58	$(227)	$23
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	6	—	53	217	—	276
Other, net	56	(39)	(449)	(356)	(132)	(920)
Net cash provided by (used in) operating activities	84	(15)	(250)	(81)	(359)	(621)
Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	(5)	—	(26)	(420)	—	(451)
Net collections from retail receivables and related securitizations	—	—	—	454	—	454
Withdrawals from subsidiaries’ cash management pools	—	—	2	—	(2)	—
Other, net	(54)	—	—	391	254	591
Net cash (used in) provided by investing activities	(59)	—	(24)	425	252	594
Financing Activities:
Net (decrease) increase in indebtedness	—	16	406	(1,137)	(318)	(1,033)
Dividends paid	—	(3)	(112)	(292)	407	-
Other, net	16	2	2	(36)	18	2
Net cash provided by (used in) financing activities	16	15	296	(1,465)	107	(1,031)
Other, net	(29)	—	(2)	(376)	—	(407)
Increase (decrease) in cash and cash equivalents	12	—	20	(1,497)	—	(1,465)
Cash and cash equivalents, beginning of year	7	—	39	5,117	—	5,163
Cash and cash equivalents, end of period	$19	$—	$59	$3,620	$—	$3,698

	Condensed Statements of Operations For the Three Months Ended March 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total revenues	$522	$2	$3,162	$5,541	$(1,687)	$7,540
Cost and Expenses:
Cost of goods sold	453	—	2,478	4,465	(1,519)	5,877
Selling, general and administrative expenses	27	—	166	559	—	752
Research and development expenses	4	—	95	158	—	257
Restructuring expenses	—	—	2	10	—	12
Interest expense	45	56	34	295	(119)	311
Interest compensation to Financial Services	3	—	46	—	(49)	—
Other, net	25	—	22	65	—	112
	557	56	2,843	5,552	(1,687)	7,321
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(35)	(54)	319	(11)	—	219
Income taxes	(10)	(22)	74	101	—	143
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	125	200	83	44	(427)	25
Net income (loss)	100	168	328	(68)	(427)	101
Net income attributable to noncontrolling interests	—	—	—	1	—	1
Net income (loss) attributable to owners of the parent	$100	$168	$328	$(69)	$(427)	$100

	Condensed Statements of Comprehensive Income For the Three Months Ended March 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income	$120	$168	$623	$23	$(813)	$121
Comprehensive income attributable to noncontrolling interests	—	—	—	1	—	1
Comprehensive income attributable to parent	$120	$168	$623	$22	$(813)	$120

	Condensed Balance Sheets As of December 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$7	$—	$39	$5,117	$—	$5,163
Deposits in subsidiaries’ cash management pools	230	—	4,135	—	(4,365)	—
Receivables	658	1,034	5,479	33,393	(18,038)	22,526
Inventories, net	233	—	1,711	5,064	—	7,008
Property, plant and equipment, net	75	—	1,186	5,604	—	6,865
Equipment on operating leases	—	—	—	1,518	—	1,518
Investments in unconsolidated subsidiaries and affiliates	245	—	1	359	—	605
Investments in consolidated subsidiaries	10,877	6,965	2,110	1,530	(21,482)	—
Goodwill and intangibles	50	—	2,824	460	—	3,334
Other	258	(55)	696	5,164	(1,169)	4,894
Total Assets	$12,633	$7,944	$18,181	$58,209	$(45,054)	$51,913
Liabilities and equity:
Debt	$5,622	$5,011	$3,275	$34,947	$(19,261)	$29,594
Trade payables	307	18	2,257	6,145	(2,745)	5,982
Other liabilities	1,782	(69)	3,272	7,957	(1,566)	11,376
Total equity	4,922	2,984	9,377	9,160	(21,482)	4,961
Total Equity and Liabilities	$12,633	$7,944	$18,181	$58,209	$(45,054)	$51,913

	Condensed Statements of Cash Flow For the Three Months Ended March 31, 2014
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$100	$168	$328	$(68)	$(427)	$101
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3	—	49	221	—	273
Other, net	138	(35)	(603)	(1,850)	72	(2,278)
Net cash provided by (used in) operating activities	241	133	(226)	(1,697)	(355)	(1,904)
Investing activities:
Expenditures for property, plant and equipment, equipment on operating lease, equipment sold under a buy-back commitment and intangible assets	(2)	—	(30)	(438)	—	(470)
Net additions from retail receivables and related securitizations	—	—	—	234	—	234
Withdrawals from subsidiaries’ cash management pools	7	—	3	—	(10)	—
Other, net	(214)	(89)	(27)	(74)	629	225
Net cash used in investing activities	(209)	(89)	(54)	(278)	619	(11)
Financing Activities:
Net (decrease) increase in indebtedness	(39)	—	316	1,347	(274)	1,350
Dividends paid	-	(44)	(122)	(50)	213	(3)
Other, net	6	—	92	109	(203)	4
Net cash provided by (used in) financing activities	(33)	(44)	286	1,406	(264)	1,351
Other, net	—	—	(2)	27	—	25
Increase (decrease) in cash and cash equivalents	(1)	—	4	(542)	—	(539)
Cash and cash equivalents, beginning of year	5	—	38	5,524	—	5,567
Cash and cash equivalents, end of period	$4	$—	$42	$4,982	$—	$5,028

20. SUBSEQUENT EVENT

At the Annual General Meeting of shareholders held on April 15, 2015, the Company’s shareholders approved a dividend of €0.20 per common share. The dividend was declared in euro. Shareholders who held common shares traded on the New York Stock Exchange on April 21, 2015, the record date, received the dividend in U.S. dollar in the amount of $0.2142 per common share, translated at the exchange rate reported by the European Central Bank on April 16, 2015.  The dividend was paid on April 29, 2015 with a total amount of approximately $291 million (the equivalent of €272 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, The Netherlands. The Company was formed as a result of the business combination transaction (“Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries the “Fiat Industrial Group”) and CNH Global N.V. (“CNH Global”).

The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and special vehicles (iv) Powertrain, which produces and sells engines and transmissions for those vehicles and engines for marine applications and power generation and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”.

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our 2014 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA—member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which we operate. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

Our non-GAAP financial measures are defined as follows:

Operating Profit

Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses.

Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)

Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivatives hedging debt. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our condensed consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

Revenues on a Constant Currency Basis

We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 18: Supplemental Information” to our condensed consolidated financial statements for the three months ended March 31, 2015, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014

Consolidated Results of Operations

	Three Months Ended March 31,
	2015	2014
	(in millions)
Revenues:
Net sales	$5,625	$7,211
Finance and interest income	335	329
Total Revenues	5,960	7,540
Costs and Expenses:
Cost of goods sold	4,716	5,877
Selling, general and administrative expenses	567	752
Research and development expenses	190	257
Restructuring expenses	12	12
Interest expense	284	311
Other, net	100	112
Total Costs and Expenses	5,869	7,321
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	91	219
Income taxes	77	143
Equity in income of unconsolidated subsidiaries and Affiliates	9	25
Net income	23	101
Net income attributable to noncontrolling interests	1	1
Net income attributable to CNH Industrial N.V.	$22	$100

Revenues

We recorded revenues of $5,960 million during the first quarter of 2015, down 21.0% (-11.1% on a constant currency basis) compared to the same period in 2014. Net sales of Industrial Activities were $5,625 million in the first quarter of 2015, a 22.0% decrease (-11.9% on a constant currency basis) compared to the prior year.

Cost of Goods Sold

Cost of goods sold were $4,716 million during the first quarter of 2015 compared with $5,877 million during the first quarter of 2014. The decrease of 19.8% was driven by the decrease in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 83.8% and 81.5% in the first quarter of 2015 and 2014, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses amounted to $567 million during the first quarter of 2015 (9.5% of revenues), down 24.6% compared to $752 million recorded in the comparable period of 2014 (10.0% of revenues).  The decrease was primarily attributable to cost containment actions across all segments.

Research and Development Expenses

During the three months ended March 31, 2015, research and development expenses were $190 million compared to $257 million for the same period in 2014. The expense in both periods was primarily attributable to continued investment in new products and engine emissions compliance programs.

Restructuring Expenses

Restructuring expenses were $12 million during the three months ended March 31, 2015 and 2014, respectively.  The costs in 2015 were primarily attributable to actions in Agricultural Equipment and Commercial Vehicles related to the Efficiency Program we announced in 2014.

Interest Expense

Interest expense was $284 million during the first quarter of 2015 ($311 million in 2014), of which $106 million was attributable to Industrial Activities, net of interest income and eliminations ($141 million in 2014). The decrease in 2015 is due primarily to lower cost of funding.

Other, net

Other, net expenses were $100 million, a decrease of $12 million from $112 million during the first quarter of 2014. The decrease was primarily due to higher foreign exchange losses in the prior year, which included a $64 million pre-tax charge due to the re-measurement of Venezuelan assets denominated in bolivares following the changes in Venezuela’s exchange rate mechanism.

Income Taxes

	Three Months Ended March 31,
	2015	2014
	(in millions, except percents)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$91	$219
Income taxes	$77	$143
Effective tax rate	84.6%	65.3%

The effective tax rate from 2014 to 2015 increased to 84.6% from 65.3% primarily due to not recording deferred tax assets on losses in certain jurisdictions.

Business Segments

The following is a discussion of our results by segment.

	Three Months Ended March 31,
	2015	2014	$ Change	% Change
	(in millions, except percentage)
Revenues:
Agricultural Equipment	$2,577	$3,706	$(1,129)	-30.5%
Construction Equipment	602	774	(172)	-22.2%
Commercial Vehicles	2,037	2,308	(271)	-11.7%
Powertrain	901	1,201	(300)	-25.0%
Eliminations and other	(492)	(776)	284
Total net sales of Industrial Activities	5,625	7,213	(1,588)	-22.0%
Financial Services	413	440	(27)	-6.1%
Eliminations and other	(78)	(113)	35
Total Revenues	$5,960	$7,540	$(1,580)	-21.0%

	Three Months Ended March 31,
	2015	2014	$ Change	% Change
	(in millions, except percentage)
Operating Profit:
Agricultural Equipment	$204	$464	$(260)	-56.0%
Construction Equipment	-	3	(3)	-100.0%
Commercial Vehicles	1	(70)	71	101.4%
Powertrain	36	34	2	5.9%
Eliminations and other	(18)	(19)	1
Total Industrial Activities Operating Profit	223	412	(189)	-45.9%
Financial Services	129	134	(5)	-3.7%
Eliminations and other	(68)	(80)	12
Total Operating Profit	$284	$466	$(182)	-39.1%

Net sales of Industrial Activities were $5,625 million during the first quarter of 2015, a 22.0% decrease (-11.9% on a constant currency basis) as compared to the prior-year period.  Net of the negative impact of currency translation, the net sales increased for Commercial Vehicles (+ 5.6%), mainly driven by positive volume and mix in EMEA offsetting challenging trading conditions in LATAM. This increase was more than offset by the decline in Agricultural Equipment, due to unfavorable industry volume and mix in all regions primarily in the row crop sector of the business; in Construction Equipment, due to negative volume and mix primarily in LATAM; and in Powertrain, due to lower sales to captive customers.

Operating profit of Industrial Activities was $223 million in the first quarter of 2015, a 45.9% decrease compared to the first quarter of 2014 (-39.4% on a constant currency basis), with an operating margin at 4.0% (5.7% for the first quarter of 2014). Operating profit declined in Agricultural Equipment, driven by negative volume and mix including negative industrial absorption as a result of forecasted inventory balancing measures, partially offset by positive net price realization, purchasing efficiencies and positive contribution from structural cost reductions. Commercial Vehicles’ operating results improved due to favorable volume and mix and cost reductions in SG&A expenses. Powertrain operating profit improved mainly due to positive product mix, industrial efficiency and SG&A expense reduction. Construction Equipment reported breakeven operating profit, substantially flat compared to the first quarter of 2014, as unfavorable volume and mix, mainly in heavy equipment in LATAM, were offset by structural cost containment actions implemented last year.

Reconciliation of Operating Profit to Net Income

The reconciliation between operating profit and net income is as follows:

	Three Months Ended March 31,
	2015	2014	Change
	(dollars in millions)

Operating profit	$284	$466	$(182)
Restructuring expenses	(12)	(12)	-
Interest expenses of Industrial Activities, net of interest income and eliminations	(106)	(141)	35
Other, net	(75)	(94)	19
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	91	219	(128)
Income taxes	(77)	(143)	66
Equity in income of unconsolidated subsidiaries and affiliates	9	25	(16)
Net income	$23	$101	$(78)

Industrial Activities Performance by Business

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region for the three months ended March 31, 2015 compared to 2014:

Agricultural Equipment Sales—by geographic region:

	Three Months Ended March 31,
($ million)	2015	2014	% Change
NAFTA	$1,149	$1,779	(35.4)%
EMEA	835	1,142	(26.9)%
LATAM	318	426	(25.4)%
APAC	275	359	(23.4)%
Total	$2,577	$3,706	(30.5)%

Net sales of the Agricultural Equipment business were $2,577 million during the first quarter of 2015, a 30.5% decrease (-23.9% on a constant currency basis) compared to the same period in 2014. The decrease was driven by unfavorable industry volume and mix in all regions primarily in the row crop sector.

Worldwide agricultural equipment industry unit sales were down 14% for tractors and down 26% for combines during the first quarter of 2015. In our key product segments within NAFTA, the over 140 hp tractor segment was down 26%, and combine demand was down 44%. Smaller hp tractors in NAFTA were slightly positive, with the under 40 hp segment up 2%, and the 40-140 hp segment up 4%.  In LATAM, tractor and combine markets decreased 10% and 35%, respectively. EMEA markets were down 14% for tractors and 8% for combines. APAC markets decreased 17% for tractors and 19% for combines.

Agricultural Equipment’s worldwide market share performance was up for both tractors and combines. For tractors, our market share was down in LATAM as a result of destocking, and up or flat in all other regions. For combines, our market share was down in APAC, but increased in all other regions.

In the first quarter of 2015, the Agricultural Equipment’s worldwide unit production was 4% above retail sales in support of the expected seasonal increase in demand from dairy and livestock customers. In row crop related products comparable production units were cut significantly with production for worldwide combine and high horsepower tractors in NAFTA decrease of 40% versus last year as part of the CNH Industrial’s efforts to balance inventory with forecasted demand.

Operating Profit

Agricultural Equipment operating profit was $204 million during the first quarter of 2015, down $260 million from $464 million during the same period of 2014. Operating margin decreased 4.6 p.p. to 7.9% (12.5% in the first quarter of 2014), driven by negative volume and mix including negative industrial absorption, with production hours declining nearly 40% in NAFTA and LATAM, partially offset by net positive price realization, purchasing efficiencies and a positive contribution from structural cost reductions.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region for the three months ended March 31, 2015 compared to the prior-year period:

Construction Equipment Sales—by geographic region:

	Three Months Ended March 31,
($ million)	2015	2014	% Change
NAFTA	$319	$298	7.0%
EMEA	125	154	(18.8)%
LATAM	100	238	(58.0)%
APAC	58	84	(31.0)%
Total	$602	$774	(22.2)%

Net sales of the Construction Equipment business were $602 million during the three months ended March 31, 2015, a 22.2% decrease (-16.9% on a constant currency basis) compared to the same period in 2014, due to negative volume and mix primarily in LATAM.

In the first quarter of 2015, Construction Equipment’s worldwide heavy and light industry sales were down 19% and 4%, respectively, as compared to the prior year. Industry heavy and light equipment were up in NAFTA and EMEA, but down in LATAM and APAC.  Construction Equipment’s worldwide market share was mainly in line with the prior year for heavy and light construction equipment in all regions except for LATAM, where municipality-driven demand declined significantly.

Construction Equipment’s worldwide production levels were 36% above retail sales, to support the seasonal increase expected in NAFTA and EMEA.

Operating Profit

Construction Equipment reported breakeven operating profit for the three months ended March 31, 2015, down $3 million from for the first quarter of 2014 as improved profits in NAFTA and EMEA and a reduction of structural costs were able to offset the negative effects of the challenging trading conditions in LATAM.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles net sales broken down by geographic region for the three months ended March 31, 2015 compared to the prior-year period:

Commercial Vehicles Sales—by geographic region:

	Three Months Ended March 31,
($ million)	2015	2014	% Change
EMEA	$1,561	$1,753	(11.0)%
LATAM	293	333	(12.0)%
APAC	183	222	(17.6)%
Total	$2,037	$2,308	(11.7)%

Commercial Vehicles net sales were $2,037 million during the three months ended March 31, 2015, a decrease of 11.7% (up 5.6% on a constant currency basis) over 2014 primarily as a result of favorable volume and mix in EMEA.  Excluding the negative impact of currency translation, net sales increased in EMEA driven by higher volumes for trucks and buses. In LATAM, net sales were slightly down due to lower volumes for trucks, partially offset by favorable performance for buses and specialty vehicles, and positive pricing. In APAC, overall net sales were flat with a decline for trucks, mainly in Russia, offset by increased bus sales.

During the first quarter of 2015, the European truck market was up 12.4% over the first quarter of 2014, with light vehicles (GVW 3.5-6.0 tons) and heavy vehicles (GVW >16 tons) increasing while medium vehicles (GVW 6.1-15.9 tons) declined.  In LATAM, new truck registrations declined 32.5% compared to the first quarter of 2014, affecting all ranges.

In the first quarter of 2015, our market share in the European truck market was 10.8%, down 0.4 p.p compared with the first quarter of 2014. Our share of the LATAM market was 10.8%, down 1.1 p.p. compared to the first quarter of 2014 as a result of the weighting of our business in Argentina.

A total of 27,458 vehicles (including buses and specialty vehicles) were delivered in the quarter, representing a 1% decrease over the first quarter of 2014. Volumes were higher in the light segment (+4%), while in the medium and heavy segments volumes were down 8% and 10%, respectively. Commercial Vehicles’ deliveries increased 9% in EMEA, while LATAM and APAC were down 28% and 35%, respectively.

Commercial Vehicles’ ending book-to-bill ratio as of first quarter 2015 was 1.40, an increase of 11% compared to first quarter of 2014. First quarter 2015 order intake in EMEA trucks increased by 15% compared to first quarter of 2014, with a 43% increase in Heavy Trucks in Europe.

Operating Profit

Commercial Vehicles closed the first quarter of 2015 with an operating profit of $1 million compared to a $70 million operating loss for the first quarter of 2014 (up $68 million on a constant currency basis), as a result of improved volume and mix, and cost reductions in SG&A expenses, primarily as a result of the Efficiency Program.  In EMEA, the increase in operating profit is mainly attributable to trucks, as a result of favorable volume and mix, and SG&A cost reductions. LATAM, despite the negative market trend, started to recover relative to 2014.  Results in APAC were negatively affected by decreased industry volumes in Russia, Turkey and Australia.

Powertrain

Net Sales

Powertrain net sales were $901 million during the first quarter of 2015, a decrease of 25.0% (-10.3% on a constant currency basis) compared to the same period in 2014. The decrease was primarily attributable to the lower volumes in the captive portion of the business as a result of decreased agricultural equipment demand and the 2014 buildup of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 47% of total net sales compared to 37% in 2014.

During the first quarter of 2015, Powertrain sold a total of 129,714 engines, a decrease of 17.6% compared with the first quarter of 2014. By major customer, 11% of engines sold were supplied to Agricultural Equipment, 30% to Commercial Vehicles, 5% to Construction Equipment and the remaining 54% to external customers.  Additionally, Powertrain delivered 15,860 transmissions and 41,374 axles in the first quarter of 2015, a decrease of 8.2% and an increase of 3.1%, respectively, compared to the first quarter of 2014.

Operating Profit

During the first quarter of 2015, Powertrain recorded an operating profit of $36 million, up $2 million from the same period in 2014, with an operating margin of 4.0%, as compared to 2.8% during the same period in 2014.  The improvement (up $12 million on a constant currency basis) was mainly due to positive product mix, industrial efficiencies and SG&A expense reduction.

Financial Services

Finance and Interest Income

Financial Services reported revenues of $413 million during the first quarter of 2015, down 6.1% relative to the same period of 2014 but up 7.3% on a constant currency basis. The increase was primarily due to a larger average portfolio during the quarter, partially offset by a decrease in interest yields.

Net Income

Net income of Financial Services was $85 million in the first quarter 2015, flat compared to the same period in 2014.  The negative impact of foreign currency translation and lower interest margin were offset by reduced SG&A costs and lower provisions for credit losses.  In the first quarter of 2014, SG&A expenses were affected by increased costs associated with new activities launched in EMEA and LATAM to support Commercial Vehicles.

During the first quarter of 2015, retail loan originations were $2.1 billion, a decrease of $0.2 billion compared to first quarter of 2014, mostly due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $25.2 billion as of March 31, 2015 (of which retail was 65% and wholesale 35%) decreased by $2.1 billion compared to December 31, 2014. Excluding the impact of currency, such portfolio decreased $0.3 billion, primarily in NAFTA (retail).

Critical Accounting Policies

See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash Flows

During the three months ended March 31, 2015, consolidated cash and cash equivalents decreased by $1,465 million. Cash and cash equivalents at Industrial Activities decreased $1,392 million, while cash and cash equivalents at Financial Services decreased $73 million.

Industrial Activities used $834 million of cash flows from operations in the first quarter of 2015, compared to $1,569 million of cash used in the first quarter of 2014, primarily due to a higher increase in working capital in 2014.

Industrial Activities generated $760 million of cash flows from investing activities in the first quarter of 2015, primarily due to net cash receipts on the settlement of intercompany receivables and payables.

Industrial Activities used $1,020 million of cash flows from financing activities in the first quarter of 2015, primarily due to payments of long-term debt.

The generation of cash in operating activities at Financial Services in the first quarter of 2015, compared to the use of cash in the first quarter of 2014, was primarily due to collections of trade and financing receivables related to sales.

The use of cash in investing activities of $106 million at Financial Services in the first quarter of 2015 was primarily due to net cash payments on the settlement of intercompany payables and receivables and expenditures for new assets under operating leases, partially offset by the net collection of retail receivables and the proceeds from the sale of assets previously under operating lease. The utilization of cash in investing activities of $464 million at Financial Services in the first quarter of 2014 was primarily due to net cash payments on the settlement of intercompany receivables and payables and expenditures for equipment under operating lease, partially offset by the net collection of retail financing receivables.

Cash used in financing activities of $106 million and $72 million at Financial Services in the first quarter of 2015 and 2014 was primarily due to dividends paid to Industrial Activities.

Debt

As of March 31, 2015 and December 31, 2014, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2015	Dec 31, 2014	Mar 31, 2015	Dec 31, 2014
	(in millions)
Total Debt	$26,639	$29,594	$9,099	$11,520	$21,615	$24,086

Of the total consolidated debt, $7,761 million at March 31, 2015 and $9,371 million at December 31, 2014 were related to bonds.  The following table shows the summary of our bonds:

	March 31, 2015			December 31, 2014
	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
	(in millions)
Bonds (*):
Payable in 2015, interest rate of 5.250%	$—	$—	$—	$1,214	$—	$1,214
Payable in 2018, interest rate of 6.250%	1,291	—	1,291	1,457	—	1,457
Payable in 2019, interest rate of 2.750%	1,076	—	1,076	1,214	—	1,214
Payable in 2021, interest rate of 2.875%	753	—	753	850	—	850
Payable in 2016, interest rate of 7.250%	254	—	254	253	—	253
Payable in 2017, interest rate of 7.875%	1,539	—	1,539	1,535	—	1,535
Payable in 2016, interest rate of 6.250%	—	500	500	—	500	500
Payable in 2015, interest rate of 3.875%	—	750	750	—	750	750
Payable in 2018, interest rate of 3.625%	—	598	598	—	598	598
Payable in 2017, interest rate of 3.250%	—	500	500	—	500	500
Payable in 2019, interest rate of 3.375%	—	500	500	—	500	500
Total bonds	$4,913	$2,848	$7,761	$6,523	$2,848	$9,371

The calculation of Net Debt as of March 31, 2015 and December 31, 2014 and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	Mar 31, 2015	Dec 31, 2014	Mar 31, 2015	Dec 31, 2014	Mar 31, 2015	Dec 31, 2014
	(in millions)
Total Debt(*)	$26,639	$29,594	$9,099	$11,520	$21,615	$24,086
Less:
Cash and cash equivalents	3,698	5,163	2,730	4,122	968	1,041
Restricted cash	817	978	2	1	815	977
Intersegment notes receivables	—	—	3,277	4,671	798	1,341
Derivatives hedging debt	39	35	39	35	—	—
Net Debt (Cash)	$22,085	$23,418	$3,051	$2,691	$19,034	$20,727
(*)	Inclusive of adjustments related to fair value hedges

The increase in Net Debt at March 31, 2015, compared to December 31, 2014, mainly reflects the expected seasonal increase in working capital.

The following table shows the change in Net Debt of Industrial Activities for the three months ended March 31, 2015:

($ million)	2015
Net Debt of Industrial Activities at beginning of year	$(2,691)
Net income	23
Amortization and depreciation(*)	172
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease	(55)
Change in working capital	(1,039)
Investments in property, plant and equipment, and intangible assets(*)	(88)
Other changes	(5)
Net industrial cash flow	(992)
Capital increases and dividends	2
Currency translation differences	630
Change in Net Debt of Industrial Activities	(360)
Net Debt of Industrial Activities at end of period	$(3,051)
(*)	Excluding assets sold under buy-back commitments and equipment under operating leases

As of March 31, 2015, we had approximately $2.7 billion available under our committed lines of credit.

Please refer to Note 9 in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.

Contingencies

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability (including asbestos-related liability), product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 15: Commitments and Contingencies” to our interim condensed consolidated financial statements.

Safe Harbor Statement

This quarterly report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing, including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; compliance requirements imposed if additional engine emissions legislation and/or regulations are adopted; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the evolution of our alliance with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, other similar risks and uncertainties and our success in managing the risks involved in the foregoing.

Forward-looking statements speak only as of the date on which such statements are made.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that are provided in this report are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in such forward-looking statements. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new developments or otherwise.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Item 3. Key Information—D. Risk Factors” of the Company’s most recent annual report on Form 20-F.

CONTROLS AND PROCEDURES

The Company’s principal executive officer and its principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (1934 Act)) were effective as of March 31, 2015, based on the evaluation of these controls and procedures required by Rule 13a-15(b) or 15d-15(b) of the 1934 Act. During the three months ended March 31, 2015, there were no changes that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

LEGAL PROCEEDINGS

See “Note 14: Commitments and Contingencies” to our condensed consolidated financial statements.

RISK FACTORS

See our most recent annual report filed on Form 20-F (Part I, Item 3D). There was no material change in our risk factors during the three months ended March 31, 2015. The risks described in the annual report on Form 20-F, and the “Safe Harbor Statement” in this report, are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.